UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
0-24699
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CUSIP NUMBER
109195107

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bright Horizons Family Solutions, Inc.

Full Name of Registrant

Former Name if Applicable

200 Talcott Avenue South

Address of Principal Executive Office (Street and Number)

Watertown, Massachusetts    02472

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bright Horizons Family Solutions, Inc. (the “Company”) expects that it will file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Annual Report”) on or before March 31, 2005. The Company will, accordingly, be delaying the filing with the Securities and Exchange Commission (the “SEC”) of the 2004 Annual Report beyond the required filing date of March 16, 2005. The 2004 Annual Report could not be filed with the SEC on a timely basis without unreasonable effort or expense in light of the circumstances described below.

The Company is still in the process of finalizing their financial statements and related disclosures for inclusion in the 2004 Annual Report, has only recently completed their assessment of internal controls over financial reporting, and is completing the final testing of the procedures supporting the preparation of the 2004 Annual Report. As a result, the Company’s independent auditor, PricewaterhouseCoopers LLP, has not yet completed its procedures in order to deliver its audit report on the Company’s financial statements and internal control over financial reporting. In connection with management’s assessment of its internal controls over financial reporting, management has identified the following material weaknesses in the Company’s internal control over financial reporting at December 31, 2004:

(i)	Inadequate control procedures surrounding the monthly reconciliation of cash accounts in the Company’s operations in the United Kingdom (the “UK”); and
(ii)	Inadequate control procedures surrounding the documentation and estimation of certain accrued expenses.

Management believes that each of these material weaknesses is being addressed through remedial measures. The following information describes the nature of these material weaknesses and the remedial steps being undertaken by the Company.

Cash Reconciliation Procedures in the UK Operations

At December 31, 2004, the primary cash operating account in the UK had not been appropriately reconciled from the book balance to the bank balance, and deviations noted in the reconciliation process were not corrected within the appropriate reporting timeframe. Given the volume of transactions that flow through this account, management has concluded that the lack of an appropriate cash reconciliation process is a material weakness. The Company has since addressed these reconciling items and has written off an immaterial amount in the first quarter of 2005 as a result of this process. In addition to ensuring that established reconciliation procedures are strictly followed in 2005, the Company is also performing a comprehensive treasury assessment and will restructure the cash depository and disbursement system to facilitate more timely review and resolution of reconciling items. The Company believes that adherence to established procedures and reorganization of the treasury function will rectify this deficiency in 2005.

Estimation of Certain Accrued Expenses

At December 31, 2004, the Company did not have effective internal controls over the analysis and documentation supporting certain accrued liability accounts. Historically, management’s review and estimation of certain accrued expenses has relied, in part, on management’s experience and knowledge of the attendant business risks. This approach lacked the appropriate rigor and documentation necessary to support the recorded balances. Management is in the process of enhancing its controls over the analysis of accrued liability accounts, including establishing procedures to perform a more thorough contemporaneous analysis of each balance and creating more robust documentary evidence of the reviews. Management believes that the adherence to these new and established procedures will rectify these deficiencies in 2005.

Because of these material weaknesses, management will not be able to conclude in the upcoming filing of the 2004 Annual Report that the Company’s internal control over financial reporting was effective as of December 31, 2004, and the Company anticipates that its independent auditors will issue an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. If the Company’s independent auditors have an adverse opinion on the internal controls of the Company, that will not necessarily preclude them from issuing an unqualified opinion on the consolidated financial statements of the Company as of December 31, 2004 and for the year then ended. The Company does not anticipate any significant change in the results of operations from that reported on February 10, 2005 by the Company in its announcement of operating results for the quarter and fiscal year ended December 31, 2004 in a press release entitled “Bright Horizons Family Solutions Reports Fourth Quarter and FY 2004 Financial Results”. The full text of the press release issued in connection with the announcement was provided on a Current Report on Form 8-K, which was furnished to the SEC on February 10, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth J. Boland	617	673-8125

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bright Horizons Family Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By:	/s/ Elizabeth J. Boland
Elizabeth J. Boland
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).